Filed by Blockbuster Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Hollywood Entertainment Corporation

(Registration No. 333-122485)

The following articles were published on March 16, 2005.

This is neither an offer to purchase nor a solicitation of an offer to sell any securities. Any exchange offer will be made only through a registration statement and related materials. In connection with the exchange offer, Blockbuster has filed a registration statement on Form S-4 (containing a prospectus) with the Securities and Exchange Commission. Investors and security holders of Hollywood are advised to read these disclosure materials (and any other disclosure materials filed with the Securities and Exchange Commission when they become available) because these materials contain important information. Investors and security holders may obtain a free copy of the disclosure materials and other documents filed by Blockbuster with the Securities and Exchange Commission at the SEC’s website at www.sec.gov. The disclosure materials and other documents of Blockbuster may also be obtained from Blockbuster upon request by directing such request to Blockbuster’s Information Agent, Morrow & Co., Inc., 445 Park Avenue, 5th Floor, New York, NY 10022, E-mail: hollywood.info@morrow.com. Banks and brokerage firms please call: (800) 654-2468. Shareholders please call: (800) 607-0088. Noteholders please call: (800) 654-2468.

Reuters – Wed Mar 16, 2005 12:44 PM ET

Blockbuster exec says FTC may oppose Hollywood bid

WASHINGTON, March 16 (Reuters) – Blockbuster Inc.’s (BBI.N: Quote, Profile, Research) general counsel said on Wednesday that there were indications U.S. antitrust enforcers would try to block the company’s bid for rival video rental chain Hollywood Entertainment Corp. (HLYW.O: Quote, Profile, Research), but added he was “hopeful” the company could prevail in court.

Blockbuster’s Edward Stead said the staff of the U.S. Federal Trade Commission “had their heels locked in” in opposition to the deal and have not responded to Blockbuster’s offers to negotiate a compromise.

The comments came after reports that the FTC staff plans to recommend opposing the deal combining the two largest video rental chains.

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Bloomberg- 2005-03-16 14:08 (New York)

Blockbuster Hollywood Bid Opposed at FTC, People Say (Update1)

(Adds comment from Blockbuster’s lawyer in eighth paragraph.)

By James Rowley

March 16 (Bloomberg) – Blockbuster Inc.’s hostile $833 million bid for video-rental rival Hollywood Entertainment Corp. probably will face a court challenge by U.S. antitrust enforcers next week, people familiar with the matter said.

Federal Trade Commission staff lawyers have recommended that the agency seek a court injunction to prevent Blockbuster, the largest U.S. video-rental chain, from pressing its bid for No. 2 Hollywood, people said. The five-member commission, which seldom overrules the staff, must decide whether to authorize the challenge by next week because Blockbuster has said it will proceed with the offer March 24.

The FTC has already cleared a friendly bid by No. 3 Movie Gallery Inc. to purchase Hollywood Entertainment for $13.25 cash per share. Wilsonville, Oregon-based Hollywood cited potential FTC objections in rejecting Blockbuster’s $14.50 a share offer in cash and stock.

The FTC staff dismissed Blockbuster’s argument that the market for DVD and video rental includes cable and satellite TV, DVD sales at retailers such as Wal-Mart Stores Inc. and mail-order rental services such as NetFlix Inc., the people said. Staff lawyers concluded that a combined Blockbuster-Hollywood would lead to higher rentals fees for videos of movies that have just ended their run in theatres, the people said.

“Blockbuster’s argument that the market has changed is going to be a tough sell,” said Linda Varoli, a senior analyst with the Merger Insight affiliate of the brokerage Wall Street Access. She said that when Dallas-based Blockbuster and Hollywood considered a merger in 1999, FTC staff lawyers advised the companies that the agency probably would challenge the combination.

Direct Competition

Blockbuster and Hollywood stores are often located in the same metropolitan areas and even in the same neighborhoods. Movie Gallery, based in Dothan, Alabama, has located its outlets in smaller markets where Blockbuster and Hollywood don’t have stores.

“That’s something we would definitely not be able to comment on,” FTC spokesman Mitch Katz said of the staff action.

“It appears that they are intent to be heading toward litigation,” said Edward Stead, Blockbuster’s general counsel. “You can conclude that the FTC has taken the view that this is all or nothing.”

A Hollywood spokesman didn’t return a call seeking comment.

Blockbuster shares fell 19 cents to $9.27 as of 1:57 p.m. in New York Stock Exchange composite trading. Hollywood shares fell 24 cents to $13.97 on the Nasdaq Stock Market.

Earlier this month, the FTC went to court to delay Blockbuster’s bid, arguing the company provided inaccurate and insufficient data about the prices it charges customers. Blockbuster settled that dispute by agreeing to give the FTC an extra 10 days to review the transaction.

Economic Data

In court papers in that dispute, Blockbuster argued that it presented economic data in December that Hollywood Entertainment’s influence on the prices Blockbuster charges for movie rentals was “zero to negligible for all but a small number of stores.” Blockbuster sought to convince the FTC that the two companies aren’t head-to-head competitors.

A delegation of Blockbuster executives led by Chief Executive John Antioco, met with FTC officials in December to press the company’s arguments that “enormous changes in the home-video rental market” have “broadened the competitive landscape” for home entertainment, the company said in the court filing.

As part of its investigation, the FTC sought price data on Saturday night rentals from Blockbuster stores dating back to 1999, according to the court papers that provided an unusual behind-the-scenes glimpse of a confidential merger investigation. It also sought maps of the location of each Blockbuster outlet and those of competitors’ stores.

A majority of the five-member commission must approve the staff recommendation to go to court. The last publicly known instance of the FTC overruling its staff occurred last year when the commissioners refused to challenge RJR Reynolds Tobacco Holdings Inc.’s acquisition of Brown & Williamson Tobacco Corp. to form Reynolds American Inc.